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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                                TO RULE 13d-1(a)

                                 USN CORPORATION
    ------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90341V 10 0
    ------------------------------------------------------------------------
                                 (Cusip Number)

                                   Brian Kelly
                                Michael Reinstein
                            2121 Avenue of the Stars
                                   Suite 2950
                          Los Angeles, California 90067
                                 (310) 229-2222
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2004
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

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CUSIP No. 90341V 10 0                 13D                                 Page 2

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Brian Kelly
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2.   Check the Appropriate Box If a Member of a Group
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds           OO

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization           USA
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               7.   Sole Voting Power           2,425,000
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power         250,000
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power      2,425,000
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power    250,000

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,675,000

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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [_]
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13.  Percent of Class Represented by Amount in Row (11)           11.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person           IN

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CUSIP No. 90341V 10 0                 13D                                 Page 3

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Michael Reinstein
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds           OO

--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization           USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power           2,425,000
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power         250,000
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power      2,425,000
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power    250,000

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,675,000

--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)           11.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person           IN

--------------------------------------------------------------------------------


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                                                                          Page 4

         This Schedule 13D is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, (the "Exchange Act") by Brian Kelly and Michael Reinstein (collectively, the "Reporting Persons").

ITEM 1   SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.0001 per share, which we refer to in this statement as the Common Stock, of USN Corporation, a Colorado corporation, which we refer to in this statement as USN. The address of USN's principal executive offices is 5215 North O'Connor, Suite 200, Irving, Texas 76039.

ITEM 2   IDENTITY AND BACKGROUND.

         This statement is being filed by Brian Kelly and Michael Reinstein. Mr. Kelly's business address is 2121 Avenue of the Stars, Suite 2950, Los Angeles, California 90067. Mr. Kelly's principal occupation is as an individual investor. Mr. Reinstein's business address is 2121 Avenue of the Stars, Suite 2950, Los Angeles, California 90067. Mr. Reinstein's principal occupation is as an individual investor. Mr. Kelly expressly disclaims beneficial ownership of any Common Stock held by Mr. Reinstein and Mr. Reinstein expressly disclaims beneficial ownership of any Common Stock held by Mr. Kelly. Mr. Kelly and Mr. Reinstein expressly disclaim that they are a member of a "group" as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder.

         During the last five years, neither Mr. Kelly nor Mr. Reinstein has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

         Mr. Kelly and Mr. Reinstein are each a citizen of the United States.

ITEM 3   SOURCE -AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Kelly acquired the 2,425,000 shares of Common Stock over which he has sole voting and dispositive power in exchange for 500,000 shares in USN Television Group, Inc., pursuant to a Stock Purchase Agreement, dated November 1, 2004 by and among Premier Concepts, Inc., Brian Kelly and Michael Reinstein (the "Stock Purchase Agreement"). Mr. Reinstein also acquired the 2,425,000 shares of Common Stock over which he has sole voting and dispositive power in exchange for 500,000 shares in USN Television Group, Inc., pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement was entered into in connection with the Plan of Reorganization (the "Plan") of Premier Concepts, Inc. ("Premier"), the predecessor company of USN Corporation. Upon consummation of the transactions contemplated in the Stock Purchase Agreement, USN Television Group, Inc. became a wholly-owned subsidiary of USN.

         Mr. Kelly and Mr. Reinstein acquired the 250,000 shares of Common Stock over which they share voting and dispositive power pursuant to a Letter Agreement, dated November 1, 2004, entered into by Premier and The Archetype Group, Inc. ("Archetype"), a corporation wholly-owned by Mr. Kelly and Mr. Reinstein, in connection with the Plan.

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                                                                          Page 5

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Kelly and Mr. Reinstein acquired the shares in connection with the Plan as described herein in Item 3 of this Schedule 13D. Mr. Kelly and Mr. Reinstein acquired the shares for investment purposes. Mr. Kelly and Mr. Reinstein do not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Kelly and Mr. Reinstein may acquire additional shares of the Common Stock and other securities of USN Corporation in open market transactions or otherwise. Any decision by Mr. Kelly or Mr. Reinstein either to purchase additional securities or to dispose of any securities will take into account various factors.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) As of the date of the filing of this statement, Mr. Kelly, in the aggregate, beneficially owns 2,675,000 shares of Common Stock, which is approximately 11.8% of the shares of the Common Stock believed to be outstanding. Mr. Kelly beneficially owns a total of 2,425,000 shares with sole voting and dispositive power, and he shares voting and dispositive power with Mr. Reinstein with respect to 250,000 shares.

As of the date of the filing of this statement, Mr. Reinstein, in the aggregate, beneficially owns 2,675,000 shares of Common Stock, which is approximately 11.8% of the shares of the Common Stock believed to be outstanding. Mr. Reinstein beneficially owns a total of 2,425,000 shares with sole voting and dispositive power, and he shares voting and dispositive power with Mr. Kelly with respect to 250,000 shares.

(c) Except for the shares acquired pursuant to this transaction, no transactions involving the Common Stock of USN have been effected by Mr. Kelly or Mr. Reinstein during the past 60 days.

(d) With respect to the 2,425,000 shares of Common Stock owned by Mr. Kelly, no other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. With respect to the 2,425,000 shares of Common Stock owned by Mr. Reinstein, no other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. With respect to the 250,000 shares of Common Stock owned by Mr. Kelly and Mr. Reinstein through Archetype, no other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares.

(e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Registration Rights Agreement, dated November 1, 2004, between USN Corporation and Mr. Kelly and Mr. Reinstein, neither Mr. Kelly nor Mr. Reinstein has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of USN Corporation, including but not limited to the transfer or voting of any of these securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO.     DESCRIPTION
   -----------     -----------
       7.1         Stock Purchase Agreement, dated November 1, 2004, by and
                   among Premier Concepts, Inc., Brian Kelly and Michael
                   Reinstein
       7.2         Letter Agreement, dated November 1, 2004, by and between
                   Premier Concepts, Inc. and The Archetype Group, Inc.
       7.3         Joint Filing Agreement dated October 20, 2005


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                                                                          Page 6

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2005

                                        BRIAN KELLY


                                        By:   /s/ Brian Kelly
                                              ----------------------------------
                                              Brian Kelly



                                        MICHAEL REINSTEIN


                                        By:   /s/ Michael Reinstein
                                              ----------------------------------
                                              Michael Reinstein